UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Majesco

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

56068V102

(CUSIP Number)

Farid Kazani

Managing Director & Group CFO

Majesco Limited

MNDC, MBP-P-136, Mahape, Navi Mumbai 400 710

Maharashtra, India

Telephone: +91-22-61501800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56068V102

1. Names of Reporting Persons.
Majesco Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
India
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
32,111,234

8. Shared Voting Power
0

9. Sole Dispositive Power
32,111,234

10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,111,234
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
74.2%
14. Type of Reporting Person
CO, HC

This Amendment No. 5 further amends the Schedule 13D first filed with the Securities and Exchange Commission on June 23, 2015, as amended (as so amended, the “Schedule 13D”), and is filed by Majesco Limited with respect to the common stock, par value $0.002 per share, of Majesco, a California corporation, owned by Majesco Limited.

Except as amended herein, the Schedule 13D (as amended to date) is unchanged and remains in effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(b) is hereby amended and restated in its entirety as follows:

(b) The address of the principal executive offices and the telephone number of record for Majesco Limited and each person listed in Schedule A is MNDC, MBP-P-136, Mahape, Navi Mumbai 400 710, Maharashtra India; +91 22 61501800.

Item 2(f) is hereby amended and restated in its entirety as follows:

(f) Majesco Limited is a public limited company domiciled in, and organized under the laws of, India. Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of each Reporting Person’s directors and executive officers.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraphs:

On July 20, 2020, Majesco (the “Company” or “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with two entities affiliated with Thoma Bravo Partners LP, Magic Intermediate, LLC (“Parent”) and Magic Merger Sub, Inc., a wholly-owned subsidiary of Parent (the “Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into Merger Sub (the “Merger”), with the Company surviving as the surviving corporation (the “Surviving Corporation”) and wholly-owned subsidiary of Parent.

Following the consummation of the Merger, the Company shall delist its common stock from The Nasdaq Global Stock Market (“Nasdaq”) and deregister its shares under the Securities Exchange Act of 1934 (the “Exchange Act”).

If and when consummated, the Merger will involve the following:

●	the disposition of securities of the Company as follows: (i) each share of common stock of the Company (excluding certain securities) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive $13.10 per share, subject to any required withholding of taxes (the “Merger Consideration”), (ii) each vested and unvested option issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive an amount in cash, equal to the product of the number of shares of Issuer common stock subject to such options multiplied by the excess, if any, of the Merger Consideration over the exercise price per share of such option (less applicable taxes), (iii) each vested restricted stock unit (“RSU”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the product of the number of shares of Issuer common stock subject to such RSU multiplied by the Merger Consideration (less applicable taxes) and (iv) each unvested RSU issued and outstanding immediately prior to the Effective Time will be cancelled and replaced with a right to receive an amount in cash equal to the number of shares of Issuer common stock subject to such RSU multiplied by the Merger Consideration (less applicable taxes) (the “Cash Amount”), which Cash Amount will be subject to the holder’s continued service with Parent and its affiliates through the applicable vesting dates (which transactions collectively described in clauses (i) to (iv) above will result in a material change in the present ownership of the Issuer);

●	as of the Effective Time, the directors of Merger Sub at the Effective Time shall be directors of the Surviving Corporation, and the officers of the Company shall be the officers of the Surviving Corporation;

●	as of the Effective Time, the articles of incorporation of the Company will be amended and restated as provided in the Merger Agreement and the bylaws of Merger Sub will become the bylaws of the Company; and

●	the Company common stock shall become eligible for termination of registration pursuant to Rule 12d2-2 of the Exchange Act pursuant to which the Company may withdraw its securities from listing on Nasdaq and from registration under Sections 12(b) of the Exchange Act.

In addition, in connection with the Merger, Majesco Limited will take all actions as are required to cause the vesting of any stock options to purchase Majesco Limited common stock held by the Company’s employees to be accelerated in full as of the Effective Time which will then be exchanged for the Merger Consideration.

Support Agreement

In connection with the proposed Merger, Majesco Limited entered into a support agreement (the “Support Agreement”) on July 20, 2020 with the Company, Parent and Merger Sub pursuant to which Majesco Limited has agreed, upon the terms and subject to the conditions set forth therein, to, among other things, issue notice (the “Postal Ballot Notice”) through postal ballot (the “Postal Ballot”) (to its members for their approval of the divestment of Majesco Limited’s shares of Issuer common stock for the consideration provided in the Merger Agreement (the “Limited Shareholder Approval”). Furthermore, Majesco Limited has agreed to deliver the Written Consent (as defined in the Merger Agreement) within one Business Day (as defined in the Support Agreement) following the publication through the stock exchange in India of the voting results of the shareholders’ resolution pursuant to the Postal Ballot Notice. Subject to receipt of the Limited Shareholder Approval, at any meeting of the shareholders of the Company, Majesco Limited agreed to cause its shares to be voted in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the “Transactions”) and against: (1) any other Acquisition Proposal (as defined in the Merger Agreement) or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, prevent, interfere or materially delay or effect the consummation of the Merger and the other Transactions, (2) any action that is intended to, or would reasonably be expected to, result in a material breach of or failure to perform any representation, warranty, covenant or agreement of the Company under the Merger Agreement that would result in any of the closing conditions set forth in the Merger Agreement not being satisfied, (3) any action that would prevent, interfere or materially delay or that is intended to, or would reasonably be expected to prevent, interfere or materially delay, or the consummation of the Merger and the other Transactions or (4) any change in any manner to the voting rights of any shareholders of the Company. Majesco Limited also agreed not to commence or join in, and to take all actions necessary to opt out of any class in any class action with respect to, any Transaction Litigation (as defined in the Merger Agreement) related to the Merger. Majesco Limited has further agreed not to, without the prior written consent of Parent, Transfer (as defined in the Support Agreement) or consent to any Transfer of any or all of its shares in Majesco, (ii) grant any proxy, power-of-attorney or other authorization or consent or execute any agreement, arrangement, commitment or undertaking, whether or not in writing in or with respect to any or all of its shares in Majesco (other than the Written Consent or any proxy, power-of-attorney or other authorization or consent executed and delivered for the benefit of Parent in accordance with the Merger Agreement and the Support Agreement) or (iii) deposit any or all of its shares in Majesco into a voting trust or enter into a voting agreement or other arrangement with respect to any or all of its shares in Majesco.

Pursuant to the Support Agreement, Majesco Limited has agreed to provide certain transition services to Majesco Software and Solutions India Private Limited, a subsidiary of Majesco (“MSSIPL”) for a period of six months following the closing of the Merger (the “Initial Term”). Specifically, Majesco Limited shall provide, among other services, (i) the services of certain employees of Majesco to MSSIPL including those services provided pursuant to the Cost Sharing Agreement by and between Majesco Limited and MSSIPL dated April 1, 2019 (the “Personnel Services”) and (ii) at cost, all reasonable support to either transfer any existing insurance plans held by Majesco Limited and relied upon by the Company and its subsidiaries or for the Company or its subsidiaries to establish replacement insurance plans (collectively, the “Transition Services”). The Company (or MSSIPL, at the Company’s election) shall pay Majesco Limited $48,326 per month for the Personnel Services. The Company may, upon written notice to Majesco Limited, extend the Initial Term for two additional one month periods. Furthermore, the Company may terminate the provision of any Transition Service upon 15 days prior written notice to Majesco Limited.

Furthermore, pursuant to the Support Agreement, to the extent Majesco Limited owns any Intellectual Property (as defined in the Support Agreement) related to the Company or its subsidiaries’ businesses, Majesco Limited shall assign and convey to the Company all right, title and interest in and to such Intellectual Property. Effective as of the closing date of the Merger and subject to certain exceptions, the parties to the Support Agreement agree to terminate all Contracts (as defined in the Merger Agreement) between Majesco Limited on the one hand and the Company or any of its subsidiaries on the other hand.

The Support Agreement shall terminate upon the earliest of (i) mutual written agreement of the parties to the Support Agreement, (ii) the closing of the Merger or (iii) the valid termination of the Merger Agreement pursuant to its terms.

Indemnification Agreement

On July 20, 2020, Majesco Limited entered into an indemnification agreement (the “Indemnification Agreement”) with the Company pursuant to which Majesco Limited agreed to reimburse, indemnify and hold the Company harmless from and against any and all costs or disbursements incurred by the Company in the event that the Merger Agreement is terminated by the Parent and Merger Sub due to (i) the failure of Majesco Limited to complete the Postal Ballot by August 25, 2020 or Majesco Limited’s failure to make voting results of the Postal Ballot publicly available to its shareholders through the stock exchange in India as soon as practical and in no event later than 24 hours following the date of receipt by Majesco Limited from the scrutinizer of the voting results of Postal Ballot (collectively, the “Majesco Limited Beach”); and (ii) following the execution of the Merger Agreement and prior to the termination of the Merger Agreement as a result of the Majesco Limited Breach, a bona fide Principal Stockholder Acquisition Proposal (as defined in the Merger Agreement) has been made to Majesco Limited; and (iii) within twelve months after such termination, Majesco Limited enters into a definitive transaction agreement with respect to such Principal Stockholder Acquisition Proposal. For the avoidance of doubt, Majesco Limited shall be obligated to reimburse, indemnify and hold the Company harmless only if all three conditions set forth in (i), (ii) and (iii) above are satisfied.

Majesco Limited undertakes no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law. There is no assurance that the Merger will be consummated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4, which description is incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Majesco Limited and any person with respect to the acquisition of control of the Company, any merger or change in business or corporate structure of the Company or any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name
1	Support Agreement, dated as of July 20, 2020, by and among Majesco Limited, Majesco, Magic Intermediate, LLC Magic Merger Sub, Inc.
2	Indemnification Agreement, dated as of July 20, 2020, by and between Majesco and Majesco Limited dated July 20, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2020	Majesco Limited

	By:	/s/ Farid Kazani
Name: Farid Kazani
Title: Managing Director & Group CFO

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	Support Agreement, dated as of July 20, 2020, by and among Majesco Limited, Majesco, Magic Intermediate, LLC Magic Merger Sub, Inc.
2	Indemnification Agreement, dated as of July 20, 2020, by and between Majesco and Majesco Limited dated July 20, 2020

SCHEDULE A

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Majesco Limited.

Officers and Directors of Majesco Limited

Name	Present Principal Occupation or Employment	Citizenship
Venkatesh N. Chakravarty	Chairman of the Board of Directors	India
Kunal Karan	Chief Financial Officer	India
Farid Kazani	Managing Director & Group CFO	India
Vasant Gujarathi	Director	India
Ashank Desai	Director	India
Ketan Mehta	Director	United States
Radhakrishnan Sundar	Executive Director	India
Madhu Dubhashi	Director	India
Varika Rastogi	Company Secretary	India